Exhibit 19
UNIVERSAL INSURANCE HOLDINGS, INC.
INSIDER TRADING POLICY
(revised February 2025)
A.Overview
The policy of Universal Insurance Holdings, Inc. and its subsidiaries (collectively, “Universal” or the “Company”) is to comply with all applicable securities laws and regulations. The Company has important responsibilities to establish controls to ensure compliance with such laws and regulations. It must take steps to ensure that material, nonpublic information, as defined below, about its business is kept confidential. When the appropriate time comes to release material information to the public, the Company must release such information in a responsible and lawful manner.
The Company must also establish controls to prevent trading on material, nonpublic information, which is called “insider trading.” It is essential that directors, officers (i.e., the executive officers of Universal Insurance Holdings, Inc. who are listed in the proxy statement), employees, and consultants of the Company understand their roles in ensuring that the Company meets these responsibilities by complying with this Insider Trading Policy (the “Policy”). The Company is also subject to this Policy with respect to its transactions in Company securities.
Insider trading is illegal. Penalties can be severe, both for the individuals involved in such unlawful conduct as well as their supervisors and the Company. A person who violates insider trading laws can be sentenced to a substantial jail term and be required to pay a penalty of several times the amount of profits gained or losses avoided, as well as criminal fines up to $5 million. Moreover, the SEC can seek substantial penalties (of more than $2 million) from any person who, at the time of an insider trading violation, directly or indirectly controlled the person who committed such violation; these control persons could include the Company, management and supervisory personnel. Officers and employees who violate this Policy may be subject to disciplinary action by the Company, including dismissal for cause.
There is no exception to this Policy for transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure).
Any questions regarding the Policy should be directed to the Company’s Chief Financial Officer.
B.General Policy
Prohibition on Trading in Universal Securities While in Possession of Material, Nonpublic Information
The Company and its directors, officers and employees are prohibited from trading in Universal securities while in possession of material, nonpublic information about the Company. Directors, officers and employees are also prohibited from making unauthorized disclosures of any material, nonpublic information about the Company to third parties, including making recommendations to others who then trade Company securities, an activity generally known as “tipping.”
“Trading” includes purchases, sales, and gifts of stocks, bonds, debentures, options, puts, calls, and other securities. As discussed in Section C below, trading also includes transactions in Company securities contributed through your account in your 401(k) plan and sales of stock you acquire by exercising stock options or vesting in Restricted Stock Awards/RSUs/PSUs, as well as entering into or amending a Rule 10b5-1 trading plan to trade Company securities in the future.
Prohibition on Trading in Securities of Other Companies While in Possession of Material, Nonpublic Information
Directors, officers and employees who, in the course of their work, learn of material, nonpublic information about another company are prohibited from trading in the securities of such other company. This Policy also applies to trading in the securities of other companies, including those with which the Company has or is contemplating a business relationship, such as clients, strategic partners or other suppliers of the Company and those companies with which the Company may be negotiating major transactions, such as an acquisition, investment or sale. Such individuals are required to maintain the confidentiality of that material, nonpublic information until it has been broadly disseminated to the public or until the information is no longer material.
Safeguarding Material, Nonpublic Information About Universal
All directors, officers and employees are required to maintain the confidentiality of material, nonpublic information about the Company until such information has been broadly disseminated to the public or until the information is no longer material.
Such individuals are also personally responsible for ensuring that their Family Members, as defined below, maintain the confidentiality of material, nonpublic information about the Company and do not trade while in possession of such information.
C.Transactions Under Company Plans
Stock Option Exercises. This Policy does not apply to the Company’s withholding of shares subject to an option to satisfy the payment of the exercise price or to satisfy tax withholding requirements. This Policy does apply, however, to any market sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option or to pay tax.
This Policy does apply to any market sales of shares obtained from stock option exercises.
Restricted Stock Awards/RSUs/PSUs. This Policy does not apply to the vesting of restricted stock/RSUs/PSUs, or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock/RSUs/PSUs.

This Policy does apply to selling any shares underlying any restricted stock/RSUs/PSUs awarded to you.
401(k) Plan. This Policy does not apply to purchases of Universal securities in the Company’s 401(k) plan resulting from your periodic contribution of money to the plan pursuant to your payroll deduction election. This Policy does apply, however, to certain elections you may make under the 401(k) plan, including: (a) selecting the Company stock fund as an investment election; (b) an election to increase or decrease the percentage of your periodic contributions that will be allocated to the Company stock fund; (c) an election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund; (d) an election to borrow money against your 401(k) plan account if the loan will result in a liquidation of some or all of your Company stock fund balance; and (e) an election to pre‑pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund.
D.Additional Policies for Covered Persons
These additional policies apply to “Covered Persons,” who are: (1) directors and officers of the Company, (2) senior members of the Company’s accounting and finance departments, (3) in each case, their “direct reports” and administrative assistants, if such individuals have access to material, nonpublic information, and (4) in each case, their spouses, persons living in their households, minor children and entities over which they exercise control (“Family Members”).
No Trading When the Window Is Closed
The window for purchases and sales of Company securities is closed from the last trading day of the last month of each fiscal quarter until the close of trading on the next business day after the Company’s announcement of results for the quarter or fiscal year, as applicable. In addition, from time to time, at its discretion, management may determine to close the window for purchases and sales of Company securities. Covered Persons will be notified of any such closures.
Prohibition on Speculative Trading and Pledging
Covered Persons may not sell the Company’s securities short, nor may they engage in hedging, monetization or similar arrangements, including the purchase or sale of puts or calls or the use of any other derivative instruments involving the Company’s securities.
Covered Persons may not pledge the Company’s securities as collateral for a loan or other indebtedness.
For Directors and Officers Only: No Trading on Margin
Directors and officers may not trade on margin in the Company’s securities.
For Directors and Officers Only: Pre-Clearance of Securities Transactions

Directors and officers must first obtain approval from the Chief Executive Officer or Chief Administrative Officer before purchasing or selling, directly or indirectly, Company securities. This requirement also applies to transactions by their Family Members.
Clearance of a transaction is valid for only a two-business day period. If the transaction order is not placed within that period, clearance for the transaction must be re-requested. No one is obligated to complete a transaction once it is approved.
For Directors and Officers Only: Six-Month Profit Recapture
Any purchase and sale by a director or officer that together occur within a six-month period will be netted against each other. If any such netting results in a profit, then that amount legally belongs to the Company. Any shareholder can bring a lawsuit to recover such profit on the Company’s behalf.
E.Identifying Material, Nonpublic Information
Information is material if a reasonable investor would consider that information to be important in making a decision to buy, hold or sell securities. Any information that could be expected to affect the Company’s stock price, whether positive or negative, should be considered material. Some examples of information that ordinarily would be regarded as material are:

•Quarterly earnings or earnings guidance;
•Projections of future earnings or losses that are inconsistent with guidance or expectations;
•A pending or proposed significant merger or acquisition;
•A pending or proposed acquisition or disposition of a significant asset(s) or pending or proposed significant expansion or curtailment of operations;
•A significant change in dividend policy or the declaration of a stock split;
•A significant change in executive management;
•A significant regulatory or litigation development;
•A significant cybersecurity incident;
•A decision by the Company to borrow a significant amount of money;
•A decision by the Company to offer securities to the public or repurchase or redeem any Company securities currently owned by the public;
•Impending bankruptcy or the existence of severe liquidity problems;
•Gain or loss of a significant customer; and
•A significant change in the Company’s capital expenditure program.

The foregoing are merely examples and should not be treated as an all-inclusive list. Depending on the circumstances, information about other events or about other possible changes or developments not listed above also may be regarded as material. Information is deemed to be nonpublic until it has been disseminated by a method that is reasonably designed to provide broad, non-exclusionary distribution of the information to the public, usually by means of a press release or an SEC filing. Even after Company information has been publicly disclosed, the investing public needs sufficient time to absorb the information. As a general rule, information should not be considered to be fully absorbed by the marketplace until the close of trading on the next business day after the day on which the information is released.
When in doubt about whether information is material or nonpublic, assume that the information is material and nonpublic.
F.Rule 10b5-1 Trading Plans
Rule 10b5-1 under the Exchange Act provides an affirmative defense against a claim of insider trading if an insider’s trades are made pursuant to a written plan that was adopted in good faith at a time when the insider was not in possession of material, nonpublic information (a “Trading Plan”). No one can enter into a Trading Plan when the trading “window” for Company securities is closed.
Any Covered Person entering into a Trading Plan must notify the Company’s Chief Financial Officer.
G.Acknowledgment and Certification
This policy is provided to all new employees and is circulated to all employees annually. In addition, all directors and officers of the Company are required to sign an acknowledgment and certification annually that they have maintained compliance with this Policy.

ACKNOWLEDGMENT AND CERTIFICATION ON INSIDER TRADING POLICY
The undersigned acknowledges receipt of the Company’s policy on insider trading. The undersigned has read and understands this policy, has been in compliance with this policy and agrees to be governed by this policy at all times.
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    (signature)
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    (please print name)
Date: ________________